UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 Affimed N.V.
(Name of Issuer)
Common shares, nominal value €0.01 per share
(Title of Class of Securities)
N01045108
(CUSIP Number)
Peter Schröder c/o tbg Technologie-Beteiligungs-Gesellschaft mbH Ludwig-Erhard-Platz 1-3 53179 Bonn, Germany + 49 228 831-7862
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 12, 2014
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. N01045108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
tbg Technologie-Beteiligungs-Gesellschaft mbH Technology Participation Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)
3.	SEC Use only
4.	Source of funds (See Instructions)	WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	300,400
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	300,400*
	10.	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person	300,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	1.3%++
14.	Type of Reporting Person (See Instructions)	OO
* Includes 23,371 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

++This percentage is calculated based upon 23,984,167 shares of the Issuer’s Common Shares outstanding, which does not include the potential exercise by the underwriters of the Issuer’s initial public offering of their option to purchase 1,200,000 Common Shares, as set forth in the Issuer’s Free Writing Prospectus dated September 12, 2014 relating to Amendment No. 5 to the Issuer’s Form F-1 filed with the SEC on September 11, 2014.

Item 1.     Security and Issuer

The class of securities to which this Statement relates is the common shares, nominal value €0.01 per share (the "Common Shares") of Affimed N.V. (formerly Affimed Therapeutics B.V.) (the "Issuer"), a Dutch public company with limited liability (naamloze vennootschap), whose principal executive offices are located at Technologiepark, Im Neuenheimer Feld 582, 69120 Heidelberg, Germany. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.     Identity and Background

(a) This Statement is being filed on behalf of tbg Technologie-Beteiligungs-Gesellschaft mbH (“tbg”).

(b) The address of the principal business office of tbg is Ludwig-Erhard-Platz 1-3, 53179 Bonn, Germany.

(c) tbg’s principal business is operation as an investment company.

(d) Neither tbg, nor, to the knowledge of tbg, any director or executive officer named in Schedule A to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

(e) Neither tbg, nor, to the knowledge of tbg, any director or executive officer named in Schedule A to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3      Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the Issuer’s securities was working capital.

Item 4.     Purpose of Transaction

tbg has acquired beneficial ownership of the Common Shares referred to in Item 5 for investment purposes.  tbg may acquire or seek to acquire additional Common Shares or sell or seek to sell Common Shares, depending upon our view of the Issuer’s prospects, prevailing prices and market conditions, from time to time in the open market, in privately negotiated transactions, or otherwise.   Notwithstanding anything contained herein, tbg specifically reserves the right to change its intentions with respect to any or all of the matters referred to in this Schedule 13D. tbg presently does not have any plans or proposals to seek control of the Issuer.

Except as disclosed herein, tbg has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

As of September 12, 2014, tbg is the direct owner of 300,400 Common Shares, constituting approximately 1.3% of the Common Shares then outstanding. tbg has not purchased any Common Shares in the sixty days prior to this filing.

In addition, tbg, together with Prof. Dr. Melvyn Little, Deutsches Krebsforschungszentrum, AGUTH Holding GmbH, KfW, SGR Sagittarius Holding AG, BioMed Invest I Ltd., OrbiMed Associates III, LP, OrbiMed Private Investments III, LP, Novo Nordisk A/S and LSP III Omni Investment Coöperatief U.A. (collectively, the “Selling Shareholders”) previously entered into agreements substantially in the form attached hereto as Exhibit 99.1 (the “Carve-Out Agreements”) with the Issuer’s managing directors and certain of the Issuer’s supervisory directors and consultants (the “Beneficiaries”), as described in Item 6 below.

Pursuant to a Lock-Up Agreement entered into with Jefferies LLC and Leerink Partners LLC in connection with the Offering, tbg is subject to a Lock-Up Period (as defined in the Lock-Up Agreement) commencing on September 2, 2014 and continuing and including the date 180-days after the date of the prospectus, during which tbg has agreed, subject to limited exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Common Shares or securities convertible into or exchangeable or exercisable for any Common Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement which was filed as Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on August 19, 2014 and which is incorporated herein by reference.

Information provided to tbg indicates that none of the executive officers and directors of tbg owned as of September 12, 2014, or purchased or sold any Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Carve-Out Agreements grant each Beneficiary the right to receive a payment equal to a certain percentage of the fair value of the Issuer contingent upon the occurrence of a defined event, including an initial public offering. Following the expiration of applicable lock up agreements, it is expected that (i) the Carve-Out Agreements will be satisfied through a transfer to the Beneficiaries of an amount of Common Shares in the aggregate amount of 1,243,568 Common Shares, equal to 7.78% of the Common Shares owned by the Selling Shareholders subsequent to the consummation of the Issuer’s corporate reorganization and immediately prior to the consummation of the Issuer’s initial public offering, and that (ii) a portion of these Common Shares will be sold pursuant to Rule 144 to satisfy withholding taxes triggered by the transfer and delivered to the Beneficiaries with the net amount of Common Shares to which each Beneficiary is entitled to receive pursuant to his or her individual Carve-Out Agreement.

tbg is party to the Lock-Up Agreement referenced in Item 5 above.

Item 7.     Material to Be Filed as Exhibits

Schedule A -  name, citizenship, residence or business address and present principal occupation of the directors and executive officers of tbg.

Exhibit Number	Description
99.1	Form of Carve-Out Agreement.
99.2	Form of Lock-Up Agreement.

SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: September 22, 2014	tbg Technologie-Beteiligungs-Gesellschaft mbH

	By:	/s/ Albrecht Deißner
	By:	Albrecht Deißner

	By:	/s/ Susanne Rübenach
	By:	Susanne Rübenach

Schedule A
Directors and Executive Officers
of
tbg
(as of September 12, 2014)

Citizenship is the same as country of address, unless otherwise noted.

Name, Business Address and Citizenship, if Applicable	Director
Albrecht Deißner	Ludwig-Erhard-Platz 1-3, 53179 Bonn, Germany

EXHIBIT INDEX

Exhibit Number	Description
99.1	Form of Carve-Out Agreement.
99.2	Form of Lock-Up Agreement.